Exhibit 12.1

Macquarie Infrastructure Corporation

RATIO OF EARNINGS TO FIXED CHARGES- Continuing Operations

		For the years ended December 31,
($ in thousands, except ratios)	2015	2014	2013	2012	2011	2010	2009	2008

Net (loss) income from continuing operations before income taxes and noncontrolling interest	$(178,968)	$1,014,909	$46,123	$16,536	$51,606	$1,309	$(124,502)	$(83,657)
Less: Equity in earnings and amortization charges of investees	-	(26,391)	(39,115)	(32,327)	(22,763)	(31,301)	(22,561)	(1,324)
Net (loss) income from continuing operations before income taxes, noncontrolling interest and income from equity in earnings charges of investees	$(178,968)	$988,518	$7,008	$(15,791)	$28,843	$(29,992)	$(147,063)	$(84,981)

Plus: Amortization of capitalized interest	282	218	186	129	121	121

Plus: Fixed charges:
Interest expensed and capitalized	124,337	73,976	38,231	46,844	59,361	106,834	95,456	88,652
Derivative loss	-	-	-	-	-	-	25,238	2,843
Amortized premiums, discounts and capitalized expenses related to indebtedness	9,075	5,376	3,874	4,232	4,086	4,347	5,121	4,762
Estimate of interest within rental expense(1)	17,667	12,850	11,710	11,623	11,481	11,950	11,630	11,393
Total fixed charges	151,080	92,202	53,815	62,699	74,928	123,131	137,445	107,650

Plus: Equity distributions from investee	-	25,330	39,115	86,952	-	15,000	7,000	1,324
Less: Interest capitalized	(1,258)	(780)	(1,187)	(221)	-	-
Adjusted (losses) earnings	(28,865)	1,105,488	98,937	133,768	103,892	108,260	(2,618)	23,993
Fixed charges	(151,080)	(92,202)	(53,815)	(62,699)	(74,928)	(123,131)	(137,445)	(107,650)
Excess of (losses) earnings to cover fixed charges	$(179,944)	$1,013,286	$45,122	$71,069	$28,964	$(14,871)	$(140,063)	$(83,657)

Ratio of earnings to fixed charges(2)	NM (3)	11.99	1.84	2.13	1.39	0.88	(0.02)	0.22

(1)	Calculated as one-third of rental expense, which the Company believes to be a reasonable estimate of the interest portion in operating leases.

(2)	The ratio of earnings to fixed charges from continuing operations is computed by dividing (i) pre-tax income from continuing operations before equity in earnings and amortization charges of investees, plus amortization of capitalized interest, fixed charges and distribution received from equity investees classified as operating activities less interest capitalized; by (ii) fixed charges.
(3)	The ratio of earnings to fixed charges from continuing operations for the year ended December 31, 2015 is not meaningful as fixed charges exceeded adjusted earnings in such year. Earnings were deficient to cover fixed charges by $179.9 million in 2015.